ARI NETWORK SERVICES, INC.

10850 West Park Place, Suite 1200

Milwaukee, Wisconsin  53224

November 21, 2016

FILED VIA EDGAR

Ms. Jennifer Lopez

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:ARI Network Services, Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed November 15, 2016
File No. 001-19608

Dear Ms. Lopez:

The purpose of this letter is to respond to the comments raised in the Staff’s letter to ARI Network Services, Inc. (the “Company”) dated November 15, 2016 relating to the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission via EDGAR on November 15, 2016 (the “Preliminary Proxy Statement”).  Simultaneously herewith, the Company is filing with the SEC Amendment No. 1 to the Preliminary Proxy Statement (the “Amendment”).  Your comments and the Company’s responses are set forth below.

Security Ownership of Certain Beneficial Owners, page 6

1.Staff Comment:  It appears that the exercisable options referenced in footnote 1 were used to calculate the percentage of ownership for all shareholders, including shareholders that do not appear to hold such options.  Please revise the beneficial ownership table.  Refer to Item 6(d) of Schedule 14A, Item 403 of Regulation S-K and Rule 13d-3(d) of the Securities Exchange Act of 1934.

Response:  Page 6 of the Amendment contains a revised version of the table entitled “Securities Ownership of Certain Beneficial Owners,” with the ownership percentages calculated in accordance with Item 403 of Regulation S-K and Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Proposal One:  Election of Directors, page 7

2.Staff Comment:  Please disclose, if true, that each of the nominees has consented to serve as a director of the company if elected, and that each of the nominees has consented to being named in the proxy statement.  See Rule 14a-4(d) of Regulation 14A.

Ms. Jennifer Lopez

Response:  In response to the Staff’s comment, the following statement has been added to page 8 of the Amendment:

“Each of Mr. Mortimore and Mr. Newell has consented to serve as a director of the Company if re-elected, and to being named as such in this proxy statement.”

3.Staff Comment:  Please ensure you provide all of the information required by Item 5(b) of Schedule 14A.  For example, for each of the nominees provide the information required for Item 5(b)(1)(vi).  Also, revise your filing to identify all participants in this solicitation as defined under Instruction 3 to Item 4(b) of Schedule 14A.

Response:  The Amendment includes an Appendix A, on which the Company has provided all of the information required by Item 5(b) of Schedule 14A that was not previously included elsewhere in the Preliminary Proxy Statement.  The information on Appendix A includes, among other disclosure, the identities of the solicitation participants and the information required under Item 5(b)(1)(vi) with respect to each solicitation participant.

Directors Whose Terms Expire at the Fiscal 2019 Annual Meeting, page 9

4.Staff Comment: Please revise to clarify the business experience of Messrs. Cooper and Luden to address any gaps or ambiguities regarding the dates of business experience for the past five years.

Response:  In response to the Staff’s comment, page 10 of the Amendment includes revised disclosure with respect to the business experience of Messrs. Cooper and Luden, as follows:

Chad J. Cooper

Background.  Mr. Cooper, a Director since October 2014, is a Managing Director at Wunderlich Securities.  He has more than 15 years’ experience in the investment banking and capital markets industry. From 2012 to 2015, Mr. Cooper held various positions with investment banking firms Digital Offering, Ascendiant Capital Markets and Global Hunter Securities.  From 2002 to 2011, Mr. Cooper worked at Roth Capital Partners, where he ran the Institutional Sales Group from 2008 to 2011.  Mr. Cooper also serves as a Director at Research Solutions (OTCQB: RSSS).  Mr. Cooper holds a B.A. in International Relations from the University of Southern California, and an M.B.A. from Georgetown University.

Qualifications. The Nominating Committee believes that Mr. Cooper’s background and experience in investment banking and capital markets provide significant benefits to the Board as the Company continues to execute its growth strategy.

Ms. Jennifer Lopez

William H. Luden, III

Background.  Mr. Luden, a director since March 2012, retired from his career as a senior executive in the software industry in 2013.  From 2010 to 2013, Mr. Luden owned 50% of Purdy Electronics, a value-added distributor of electronics. Mr. Luden served as Chief Executive Officer of InfoPartners, Inc., which provides information systems management and consulting services to hospitals, from 2002 until 2010.  Prior to InfoPartners, Mr. Luden held CEO positions with several technology companies, including ShowMeTV, Purdy Electronics and Corporate Finance Associates.  Earlier in his career, he served as CEO of the InfoSystems and Cellular One divisions of Pacific Telesis, and owned Crisman AudioVision, a chain of high-end stereo retail stores in the Rocky Mountain area.  Mr. Luden holds a Bachelor of Arts degree in Philosophy from the University of Colorado-Boulder and a Master of Business Administration from the Harvard Business School.

Qualifications. The Nominating Committee believes that the Board benefits from Mr. Luden’s extensive experience and proven track record of growing businesses and his strong connections in the technology industry, which the Board believes has been and will continue to be a valuable asset to the Board of Directors as the Company continues its strategic and tactical development.

Cost of Solicitation, page 24

5.Staff Comment:  Please revise to state the total amount of expenditures to date, as that amount is known.  Please refer to Item 4(b)(4) of Schedule 14A.

Response:  The Company has revised the paragraph under the heading “Costs of Solicitation” on page 24 to include the amount the total expenditures related to the proxy solicitation to date, as well as the other expense information described in that paragraph.

For the Staff’s information, the Company also wishes to note that it has added language  to page 5 of the Amendment directing shareholders who have questions or require assistance with their vote to contact the Company’s proxy solicitor, Morrow Sodali.

Proxy Card

6.Staff Comment:  We note your disclosure to the effect that a stockholder granting a proxy confers discretionary authority on any other business as may properly come before the meeting and any adjournment or postponement.  As a reminder, please note that if the proxy holder wishes to use the proxies to vote to adjourn the meeting to solicit additional proxies, this must be listed as a separate matter on the card and in the proxy statement.

Response:  The Company acknowledges the Staff’s reminder, and respectfully informs the Staff that the Company does not intend to use the proxies to vote to adjourn the 2017 annual meeting of shareholders to solicit additional proxy materials.

Ms. Jennifer Lopez

7.Staff Comment:  Please revise to clearly mark the proxy card as preliminary.  See Exchange Act Rule 14a-6(e)(1).

Response:  In response to the Staff’s comment, the form of proxy filed with the Amendment is prominently marked with the words “PRELIMINARY COPY”.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (414) 973-4539 or at bill.nurthen@arinet.com, or the Company’s outside counsel, C.J. Wauters of Godfrey & Kahn, S.C., at (414) 287-9663 or at cwauters@gklaw.com.

Very truly yours,

ARI NETWORK SERVICES, INC.

/s/  William A. Nurthen

William A. Nurthen